UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

BLACKROCK PREFERRED PARTNERS LLC
(Name of Subject Company (Issuer))

BLACKROCK PREFERRED PARTNERS LLC
 (Name of Filing Person(s) (Issuer))

Limited Liability Company Units
(Title of Class of Securities)

09257G105
(CUSIP Number of Class of Securities)

John M. Perlowski
BLACKROCK PREFERRED PARTNERS LLC
100 Bellevue Parkway
Wilmington, Delaware 19809
1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With copies to:

Thomas A. DeCapo, Esq.	Janey Ahn, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	BlackRock Advisors, LLC
500 Boylston Street	55 East 52nd Street
Boston, Massachusetts 02116	New York, New York 10055

December 29, 2015
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $10,118,746.41(a)	Amount of Filing Fee: $1,018.96(b)
(a)	Calculated as the aggregate maximum purchase price to be paid for 1,002,849 limited liability company units in the offer, based upon the net asset value per unit ($10.09) on November 30, 2015.
(b)	Calculated at $100.70 per $1,000,000 of the Transaction Valuation.
[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,018.96
Form or Registration No.:  Schedule TO, Registration No. 005-86612
Filing Party:  BlackRock Preferred Partners LLC
Date Filed: December 29, 2015
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed on December 29, 2015 by BlackRock Preferred Partners LLC (the “Fund”) in connection with an offer (the "Offer") by the Fund to purchase up to 1,002,849 of its issued and outstanding limited liability company units (“Units”) from the members of the Fund (the "Members"), at a price equal to the net asset value per Unit accepted for repurchase determined as of March 31, 2016, and subject to the terms and conditions set forth in the Offer to Purchase filed as Exhibit (a)(l)(i) to the Statement.
This is the Final Amendment to the Statement and is being filed to report the results of the Offer.  The following information is furnished pursuant to Rule 13e-4(c)(4):
1.	The Offer expired at 4:00 p.m., Eastern Time, on January 28, 2016 (the "Expiration Date").
2.	As of the Expiration Date, 895,539.862 Units were validly tendered and not withdrawn, and all such tendered Units were accepted for purchase by the Fund in accordance with the terms of the Offer.
3.
Pursuant to the terms of the Offer, and as set forth in the Fund's Amended and Restated Limited Liability Company Agreement, dated as of June 6, 2012, the payment of the purchase price of the Units tendered was made in the form of a repurchase instrument issued to each Member whose tendered Units were accepted for purchase by the Fund (the "Repurchase Instrument").  The Repurchase Instrument entitles each Member, whose tendered Units were accepted for purchase by the Fund, to be paid an amount equal to the net asset value per Unit accepted for repurchase determined as of March 31, 2016, less any applicable repurchase fee as set forth in the terms of the Offer.  The net asset value per Unit, determined as of March 31, 2016, was $9.32.

4.
In accordance with the terms of the Offer, the first payment for tendered Units of approximately 90% of the amount required to be paid under the Repurchase Instrument received in the Offer was made on or about April 27, 2016 in the amount of $8,023,760.23, and the second payment for the tendered Units of the balance due under the Repurchase Instrument received in the Offer was made on or about June 13, 2016 in the amount of $829,051.15.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

BLACKROCK PREFERRED PARTNERS LLC

By:	/s/ John M. Perlowski
Name:	John M. Perlowski
Title:	President and Chief Executive Officer

Date: May 5, 2017